UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42611

ISOENERGY LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

217 Queen Street West, Suite 401

Toronto, Ontario

M5V 0R2

Tel: 1-833-572-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K are incorporated by reference into, and as exhibits to, the Registration Statement on Form F-10 (Commission File No. 333-292714) of the registrant, IsoEnergy Ltd. Exhibit 99.4 to this report on Form 6-K is incorporated by reference into, and as an exhibit to, the Registration Statements on Form F-10 (Commission File No. 333-292714) and Form S-8 (Commission File No. 333-287876) of the registrant, IsoEnergy Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISOENERGY LTD.

Date: April 17, 2026	By:	/s/ Graham du Preez
Graham du Preez
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Equity Distribution Agreement dated April 17, 2026
99.2	Consent of Cassels Brock & Blackwell LLP
99.3	Consent of Borden Ladner Gervais LLP
99.4	Material Change Report dated January 29, 2026